Exhibit 99.1
DeGolyer and MacNaughton

5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

February 26, 2013

Abraxas Petroleum Corporation
18803 Meisner Drive
San Antonio, Texas 78258

Gentlemen:

Pursuant to your request, we have prepared estimates of the extent and value of the net proved, probable, and possible crude oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of December 31, 2012, of certain selected properties owned by Abraxas Petroleum Corporation (Abraxas). This evaluation was completed on February 26, 2013. Abraxas has represented that these properties account for 98 percent on a net equivalent barrel basis of Abraxas’ net proved reserves as of December 31, 2012. The properties appraised are located in the states of Louisiana, Montana, North Dakota, Oklahoma, South Dakota, Texas, Utah, Wyoming, and in the province of Alberta in Canada. The net proved, probable, and possible reserves estimates prepared by us have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Abraxas. All values are shown in United States (U.S.) dollars.

Reserves included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2012. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Abraxas after deducting all interests owned by others.

Estimates of oil, condensate, NGL, and natural gas reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this evaluation were obtained from reviews with Abraxas personnel, Abraxas files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Abraxas with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principals and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves. Most of the undeveloped reserves were estimated by analogy to similar wells or offset wells.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Definition of Reserves

Petroleum reserves estimated by us included in this report are classified as proved, probable, and possible. Reserves classifications used by us in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation  S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Probable oil and gas reserves – Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv) See also guidelines in paragraphs (iv) and (vi) of the definition of possible reserves.

Possible oil and gas reserves – Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (iii) of the proved oil and gas definition, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

The extent to which probable and possible reserves ultimately may be reclassified as proved reserves is dependent upon future drilling, testing, and well performance. The degree of risk to be applied in evaluating probable and possible reserves is influenced by economic and technological factors as well as the time element. Probable and possible reserves in this report have not been adjusted in consideration of these additional risks and therefore are not comparable with proved reserves.

The development status shown herein represents the status applicable on December 31, 2012. In the preparation of this report, data available from wells drilled on the appraised properties through December 31, 2012, were used in estimating gross ultimate recovery. When applicable, gross production estimated to December 31, 2012, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves as of December 31, 2012. Production data through November 2012 were available for most properties.

Our estimates of Abraxas’s net proved, probable and possible reserves attributable to the reviewed U.S. properties are based on the definitions of reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	U.S. Net Reserves Estimated by DeGolyer and MacNaughton as of December 31, 2012
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)	Oil Equivalent (Mboe)

Proved
Developed Producing	6,426	1,243	38,039	14,009
Developed Nonproducing	714	54	1,331	990
Undeveloped	9,932	1,285	19,302	14,434

Total Proved	17,072	2,582	58,672	29,433

Probable
Developed Producing	17	4	21	24
Developed Nonproducing	66	0	346	124
Undeveloped	12,233	2,532	57,082	24,279

Total Probable	12,316	2,536	57,449	24,427

Possible
Developed Producing	0	0	0	0
Developed Nonproducing	0	0	0	0
Undeveloped	10,555	1,177	17,578	14,662

Total Possible	10,555	1,177	17,578	14,662

Notes:
1. Probable and possible reserves have not been risk adjusted to make them comparable to proved reserves.
2. Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per
 1 barrel of oil equivalent.

Our estimates of Abraxas’s net proved and probable reserves attributable to the reviewed Canadian properties are based on the definitions of reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	Canada Net Reserves Estimated by DeGolyer and MacNaughton as of December 31, 2012
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)	Oil Equivalent (Mboe)

Proved
Developed Producing	110	0	497	193
Developed Nonproducing	0	0	0	0
Undeveloped	74	0	588	172

Total Proved	184	0	1,085	365

Probable
Developed Producing	5	0	24	9
Developed Nonproducing	0	0	0	0
Undeveloped	0	0	0	0

Total Probable	5	0	24	9

Possible	0	0	0	0

Notes:
1. Probable and possible reserves have not been risk adjusted to make them comparable to proved reserves.
2. Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per
 1 barrel of oil equivalent.

Primary Economic Assumptions

Revenue values in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth of future net revenue. Future gross revenue is defined as that revenue to be realized from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating, gathering, processing expenses, and capital costs from the future gross revenue. Present worth of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization.

Revenue values in this report were estimated using the initial prices and expenses provided by Abraxas. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The prices used in this report are based on SEC guidelines. The following economic assumptions were used for estimating existing and future prices and costs:

Oil, Condensate, and NGL Prices

Abraxas has represented that the oil, condensate, and NGL prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Abraxas supplied differentials to a West Texas Intermediate (WTI) reference price of $95.14 per barrel and the prices were held constant thereafter. The volume-weighted average price attributable to estimated proved reserves was $88.28 per barrel.

NGL prices were provided by Abraxas for each property using the first-day-of-the-month prices and were held constant thereafter. The volume-weighted average price attributable to estimated proved reserves was $36.76 per barrel.

Natural Gas Prices

Abraxas has represented that the natural gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined my contractual arrangements. The gas prices were calculated for each property using differentials to the reference price of $2.86 per million British thermal units (MMBtu) furnished by Abraxas and held constant thereafter. The volume-weighted average price attributable to estimated proved reserves was $2.61 per thousand cubic feet (Mcf).

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by Abraxas, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

The estimated future revenue and expenditures attributable to the production and sale of Abraxas’s net proved, probable and possible reserves of the U.S. properties appraised, as of December 31, 2012, is summarized in thousands of dollars (M$) as follows:

	Proved
	Developed Producing	Developed Nonproducing	Undeveloped	Total Proved

Future Gross Revenue, M$	705,536	68,788	980,886	1,755,210
Production and Ad Valorem Taxes, M$	65,754	6,800	98,564	171,118
Operating Expenses, M$	275,405	10,050	169,796	455,251
Capital Costs, M$	326	6,461	316,215	323,002
Abandonment Costs, M$	1,425	0	38	1,463
Future Net Revenue, M$	362,626	45,477	396,273	804,376
Present Worth at 10 Percent, M$	187,637	24,113	100,154	311,904

Note: Future income taxes have not been taken into account in the preparation of these estimates.

	Probable
	Developed Producing	Developed Nonproducing	Undeveloped	Total Probable

Future Gross Revenue, M$	1,882	7,481	1,343,757	1,353,120
Production and Ad Valorem Taxes, M$	146	568	138,098	138,812
Operating Expenses, M$	259	441	207,444	208,144
Capital Costs, M$	0	560	418,895	419,455
Abandonment Costs, M$	0	0	87	87
Future Net Revenue, M$	1,477	5,912	579,233	586,622
Present Worth at 10 Percent, M$	606	3,980	144,946	149,532

Notes:
1. Future income taxes have not been taken into account in the preparation of these estimates.
2. Values for probable reserves have not been risk adjusted to make them comparable to values for proved reserves.

	Possible
	Developed Producing	Developed Nonproducing	Undeveloped	Total Possible

Future Gross Revenue, M$	0	0	1,003,603	1,003,603
Production and Ad Valorem Taxes, M$	0	0	98,041	98,041
Operating Expenses, M$	0	0	197,790	197,790
Capital Costs, M$	0	0	370,751	370,751
Abandonment Costs, M$	0	0	0	0
Future Net Revenue, M$	0	0	337,021	337,021
Present Worth at 10 Percent, M$	0	0	61,443	61,443

Notes:
1. Future income taxes have not been taken into account in the preparation of these estimates.
2. Values for possible reserves have not been risk adjusted to make them comparable to values for proved reserves.

The estimated future revenue and expenditures attributable to the production and sale Abraxas’s net proved and probable reserves of the Canadian properties appraised, as of December 31, 2012, is summarized in thousands of dollars (M$) as follows:

	Proved
	Developed Producing	Developed Nonproducing	Undeveloped	Total Proved

Future Gross Revenue, M$	12,216	0	8,521	20,737
Production and Ad Valorem Taxes, M$	0	0	0	0
Operating Expenses, M$	5,387	0	2,416	7,803
Capital Costs, M$	0	0	3,500	3,500
Abandonment Costs, M$	300	0	50	350
Future Net Revenue, M$	3,655	0	773	4,428
Present Worth at 10 Percent, M$	3,697	0	436	4,133

Note: Future income taxes have not been taken into account in the preparation of these estimates.

	Probable
	Developed Producing	Developed Nonproducing	Undeveloped	Total Probable

Future Gross Revenue, M$	498	0	0	498
Production and Ad Valorem Taxes, M$	0	0	0	0
Operating Expenses, M$	352	0	0	352
Capital Costs, M$	0	0	0	0
Abandonment Costs, M$	0	0	0	0
Future Net Revenue, M$	71	0	0	71
Present Worth at 10 Percent, M$	115	0	0	115

Notes:
1. Future income taxes have not been taken into account in the preparation of these estimates.
2. Values for probable reserves have not been risk adjusted to make them comparable to values for proved reserves.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2012, estimated oil and gas reserves. The reserves estimated in this report can be produced under current regulatory guidelines.

In our opinion, the information relating to estimated proved, probable, and possible reserves, estimated future net revenue from proved, probable, and possible reserves, and present worth of estimated future net revenue from proved, probable, and possible reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (5), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Abraxas. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Abraxas. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

DeGOLYER and MacNAUGHTONTexas Registered Engineering Firm F-716

Paul J. Szatkowski, P.E.
Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Paul J. Szatkowski, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.
That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Abraxas dated February 26, 2013, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.
That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1974; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists; and that I have in excess of 38 years of experience in oil and gas reservoir studies and reserves evaluations.

Paul J. Szatkowski, P.E.
Senior Vice President
DeGolyer and MacNaughton